Exhibit 99.1

DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH
Kämmergasse 22, 50676 Köln, Germany

Mr. Si Chen
Room 101, Unit 2, Bldg. No. 119 of Huala Road
Junan County, Linyi City, Shandong Province
China

Re: Additional Share Pledge pursuant to the Share Pledge Agreement between you, DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH (“DEG”), American Lorain Corporation (“American Lorain”) and Phillips Nizer LLP, dated October 13, 2010 (the “Pledge Agreement.”)

Dear Mr. Chen,

In accordance with our letter dated September 19, 2012, we requested and you hereby agree to pledge (the “Pledge”) an additional five million four hundred and eighty thousand four hundred and ninety two (5,480,492) shares of American Lorain (“the Additional Shares”) pursuant to Article 12 (Security) of the Loan Agreement between DEG and Junan Hongrun Foodstuff Co. Ltd dated May 31, 2010 and Article 2.2 of the Pledge Agreement.

We are writing this letter agreement to acknowledge and confirm said Pledge and the delivery of the Additional Shares as well as an Amended Exhibit A pursuant to Sections 2.1(a) and 2.2 of the Pledge Agreement, as attached hereto.

Except as modified in the attached Amended Exhibit A, the Pledge Agreement shall remain unmodified and in full force and effect.

Best regards,

DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH

By: /s/ Rolf Gerber
Name: Rolf Gerber
Title: Director Asia

By: /s/ Tian Xia
Name: Tian Xia
Title: Investment Manager
Date: November 15, 2012

Accepted and agreed:

 /s/ Si Chen
Si Chen

American Lorain Corporation

By: /s/ David She
Name: David She
Title: CFO

Acceptance of Additional Shares agreed to:

Phillips Nizer LLP

By:  /s/ Steven Thal
Name: Steven Thal
Title: International Counsel

Amended Exhibit A

to Share Pledge Agreement

(Pledged Certificates)

The specific assets listed below are the Pledged Certificates pursuant to Section 2.1 (a).

Number of Shares	Share Certificate Number
5,313,574	2472
5,480,492	2554